UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 6, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 6TH, 2024

DATE, TIME AND PLACE: February 6th, 2024, at 1.50 p.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Gigliola Bonino, Herculano Aníbal Alves and Michele Valensise, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Mrs. Elisabetta Paola Romano.

BOARD: Mr. Nicandro Durante – Chairman; and Mrs. Fabiane Reschke – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Compensation Committee; (2) To acknowledge on the activities carried out by the Environmental, Social & Governance Committee; (3) To acknowledge on the activities carried out by the Statutory Audit Committee; (4) To acknowledge on the activities carried out by the Control and Risks Committee; (5) To resolve on the Internal Audit’s Annual Plan for 2024; (6) To analyze the financial statements of the Company, the respective explanatory notes, as well as the Management Report, all related to the fiscal year ended on December 31st, 2023, and to resolve on their submission to the Annual Shareholders’ Meeting of the Company; (7) To analyze the Management’s Proposal for the allocation of the results related to the year of 2023 and the dividend distribution by the Company, for submission to the Annual Shareholders’ Meeting of the Company; (8) To analyze the Compensation Proposal of the Company’s Administrators, the members of the Committees and the Fiscal Council, and to resolve on its submission to the Shareholders’ Meeting of the Company; and (9) To analyze the proposal for the Company’s Long Term Incentive Plan, and to resolve on its submission to the Shareholders’ Meeting of the Company.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

February 6th, 2024

(1) Acknowledged on the activities carried out by the Compensation Committee (“CR”) at its meeting held on February 6th, 2024, as per Mr. Nicandro Durante’s report, Chairman of the CR.

(2) Acknowledged on the activities carried out by the Environmental, Social & Governance Committee (“CESG”) at its meeting held on February 6th, 2024, as per Mr. Nicandro Durante’s report, Chairman of the CESG.

(3) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on February 6th, 2024, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

(4) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on February 6th, 2024, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(5) Approved the Internal Audit’s Annual Plan for the year 2024, based on the favorable assessment of the CAE and CCR, recorded at its meetings held on February 6th, 2024, and according to the material presented.

(6) Analyzed the Management’s Report and the Company’s Individual and Consolidated Financial Statements Proposal, dated as of December 31st, 2023, based on the information provided by the Company’s Management and on the material presented. The Board members considered the favorable opinion of: (i) the Fiscal Council; (ii) the CAE; and (iii) the Ernst & Young Auditores Independentes S/S (“EY”) that, in the course of their work, verified the appropriateness of such documents, stating that they properly reflect, in all material aspects, the Company’s financial and equity position. The Board members, as it follows, approved the submission of the Management’s Report and the Company’s Individual and Consolidated Financial Statement Proposal, dated as of December 31st, 2023, to the Company’s Annual Shareholders’ Meeting, to be convened. The members of the Board congratulated the Company’s management for the results obtained throughout the year of 2023.

(7) Analyzed the Management’s Proposal for the allocation of the results related to the year of 2023 and the dividend distribution by the Company, based on the material presented and on the Fiscal Council’s and the CAE’s favorable opinions, and approved its submission to the Company’s Annual Shareholders’ Meeting, to be convened.

(8) The Board members expressed their favorable opinion to the Management’s Compensation Proposal for the Company’s Administrators, members of the Committees and of the Fiscal Council, for the year of 2024, based on the favorable assessment of the CR, recorded at its meeting held on

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

February 6th, 2024

February 6th, 2024, and approved its submission to the Company’s Annual Shareholders’ Meeting, to be duly convened.

It is noted that Mr. Alberto Mario Griselli abstained from voting, due to his position as Diretor Presidente and Diretor de Relações com Investidores (Chief Executive Officer and Investor Relations Officer) of the Company.

(9) Analyzed the proposal for the Company’s Long Term Incentive Plan for the new cycle (2024 – 2026) and, based on the material presented and the favorable assessment of the CR recorded at its meeting held on February 6th, 2024, approved its submission to the Shareholders’ Meeting of the Company, to be duly convened.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 6th, 2024.

FABIANE RESCHKE

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 6, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer